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                                                                    EXHIBIT 20.1

AXYS PHARMACEUTICALS, INC. ANNOUNCES AGREEMENTS TO SELL $26 MILLION OF 8% SENIOR
        CONVERTIBLE NOTES DUE 2004 AND WARRANTS TO PURCHASE COMMON STOCK

SOUTH SAN FRANCISCO, Calif.--Sept. 21, 2000--Axys Pharmaceuticals, Inc. (Nasdaq:AXPH) today announced that it has entered into agreements to sell $26 million aggregate principal amount of its new series of 8% Senior Secured Convertible Notes maturing October 1, 2004. Axys had previously announced its intent to sell up to $20 million of fixed rate convertible notes.

The notes will be convertible into shares of Axys' common stock, par value $.001 per share, at a fixed conversion price of $7.06 per share, which represents an approximately 10% premium to Axys' closing price on September 19, 2000. Interest on the notes will accrue at the rate of 8% per annum, will be payable quarterly and may be paid in shares of Axys' common stock, at Axys' sole discretion. In connection with the offering of the notes, Axys is also issuing warrants to purchase shares of its common stock. The warrants will be exercisable through October 1, 2004. The notes are secured by shares of Discovery Partners International, Inc. (Nasdaq:DPII) held by Axys, with Axys retaining the right to substitute other appropriate collateral. Diaz & Altschul Capital, LLC acted as placement agent for the offering.

According to John Walker, chairman and chief executive officer: "This offering not only adds $26 million to our balance sheet, but it also leverages, without liquidating, our ownership interest in Discovery Partners International. With this additional cash on our balance sheet, and with the $50 million equity line we put in place earlier this summer with Acqua Wellington, Axys has gone a long way towards assuring that our oncology-focused research and development will be well funded. Our increased financial strength also provides the flexibility to consider other strategic initiatives, including the in-licensing or acquisition of new technologies and products."

"The current value of our stake in DPI validates Axys' stated strategy to leverage its core scientific competencies by spinning out technologies into more focused subsidiaries. DPI's strong positioning in the market place is in part a result of its merger with Axys' [AAT] subsidiary earlier this year. In completing the financing announced today, we have eliminated any immediate need to liquidate our holdings in Discovery Partners International, underscoring our faith in our investment in DPI and its prospects for long term growth."

Axys Pharmaceuticals, Inc. is an integrated small molecule drug discovery and development company. Axys has a broad pipeline of products for chronic therapeutic applications that are partnered with world-class pharmaceutical companies and a proprietary product portfolio in oncology. Axys is also building shareholder value through affiliated businesses that leverage the Axys technologies in order to provide capital for Axys' drug discovery and development programs. In addition to a minority interest in Discovery Partners International (Nasdaq:DPII) resulting from the merger of its combinatorial chemistry business, Axys Advanced Technologies, with DPII and the subsequent IPO of DPII, Axys' technology leveraging businesses are: PPGx, a

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majority-owned pharmacogenomics company, and Akkadix Corporation, an agricultural biotechnology company.

For more information about Axys Pharmaceuticals, Inc., please visit the company's website at http:\\www.axyspharm.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the convertible notes or warrants in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties which could cause Axys' actual results to differ materially from those discussed here, including the risks inherent in early stage development and the reliance on the efforts of collaborative partners, the risk that Axys collaborations will not be successful, the risk that clinical trials will not proceed as anticipated or may not be successful, the risk that Axys will not be successful in entering into new collaborations, market risk associated with Axys' substantial ownership interest in Discovery Partners International, Inc., competition and marketing risk, and general economic conditions that may affect Axys' actual results and developments. Additional factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "What Factors Could Cause Our Results to Differ Significantly from Those You Might Expect?" and "What Other Matters Should Stockholders Consider with Respect to Axys?" in the Axys' SEC Reports, including Axys' report on Form 10-K for the fiscal year ended December 31, 1999.

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